UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

AMC Networks Inc.

(Name of Issuer)

Class A Common Stock, par value $.01 per share

(Title of Class of Securities)

00164V 103

(CUSIP Number)

Richard D. Bohm

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

212-909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 24, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00164V 103

1.	Name of reporting person Charles F. Dolan, individually and as Trustee of the Charles F. Dolan 2011 Grantor Retained Annuity Trust #1A and the Charles F. Dolan 2009 Revocable Trust
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 811,036
	8.	Shared voting power 4,911,057
	9.	Sole dispositive power 811,036
	10.	Shared dispositive power 4,911,057
11.	Aggregate amount beneficially owned by each reporting person 5,722, 093
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 8.7%
14.	Type of reporting person IN

*	Excludes 6,233,131 shares of AMC Networks Inc. Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), issuable upon conversion of an equal number of shares of AMC Networks Inc. Class B Common Stock, par value $0.01 per share (“Class B Common Stock”), held by other Reporting Persons hereto as to which Charles F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Name of reporting person Helen A. Dolan, individually and as Trustee of the Helen A. Dolan 2011 Grantor Retained Annuity Trust #1A and the Helen A. Dolan 2009 Revocable Trust
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 479,164
	8.	Shared voting power 5,242,929
	9.	Sole dispositive power 479,164
	10.	Shared dispositive power 5,242,929
11.	Aggregate amount beneficially owned by each reporting person 5,722,093
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 8.7%
14.	Type of reporting person IN

*	Excludes 6,233,131 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Helen A. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Name of reporting person James L. Dolan
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 351,332
	8.	Shared voting power 978,761
	9.	Sole dispositive power 351,332
	10.	Shared dispositive power 978,761
11.	Aggregate amount beneficially owned by each reporting person 1,330,093
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 2.2%
14.	Type of reporting person IN

*	Excludes 10,394,921 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Name of reporting person Thomas C. Dolan
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 47,555
	8.	Shared voting power 966,844
	9.	Sole dispositive power 47,555
	10.	Shared dispositive power 966,844
11.	Aggregate amount beneficially owned by each reporting person 1,014,399
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 1.7%
14.	Type of reporting person IN

*	Excludes 10,528,379 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Name of reporting person Patrick F. Dolan
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 33,604
	8.	Shared voting power 995,715
	9.	Sole dispositive power 33,604
	10.	Shared dispositive power 995,715
11.	Aggregate amount beneficially owned by each reporting person 1,029,319
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 1.7%
14.	Type of reporting person IN

*	Excludes 10,471,917 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Name of reporting person Kathleen M. Dolan, individually and as Trustee of the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust and as a Trustee of each of the Charles F. Dolan Children Trusts
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 39,313
	8.	Shared voting power 5,792,019
	9.	Sole dispositive power 39,313
	10.	Shared dispositive power 5,792,019
11.	Aggregate amount beneficially owned by each reporting person 5,831,332
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 8.8%
14.	Type of reporting person IN

*	Excludes 434,274 Shares of Class A Common Stock beneficially owned by Dolan Children’s Foundation as to which the Reporting Person serves as a director and 5,880,960 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Name of reporting person Marianne E. Dolan Weber
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 10,359
	8.	Shared voting power 1,039,776
	9.	Sole dispositive power 10,359
	10.	Shared dispositive power 1,039,776
11.	Aggregate amount beneficially owned by each reporting person 1,050,135
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 1.7%
14.	Type of reporting person IN

*	Excludes 434,274 Shares of Class A Common Stock beneficially owned by Dolan Children’s Foundation as to which the Reporting Person serves as a director and 10,485,287 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Name of reporting person Deborah A. Dolan-Sweeney, individually and as Trustee of the Marianne E. Dolan Weber 2012 Descendants Trust and the Patrick F. Dolan 2012 Descendants Trust
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 207,635
	8.	Shared voting power 1,203,788
	9.	Sole dispositive power 207,635
	10.	Shared dispositive power 1,203,788
11.	Aggregate amount beneficially owned by each reporting person 1,411,423
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 2.3%
14.	Type of reporting person IN

*	Excludes 434,274 Shares of Class A Common Stock beneficially owned by Dolan Children’s Foundation as to which the Reporting Person serves as a director and 10,160,147 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Name of reporting person Lawrence J. Dolan, as a Trustee of each of the Charles F. Dolan 2009 Family Trusts, each of the CFD 2010 Grandchildren Trusts and the Charles F. Dolan 2012 Descendants Trust
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,136,856
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,136,856
11.	Aggregate amount beneficially owned by each reporting person 4,136,856
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 6.4%
14.	Type of reporting person IN

*	Excludes 7,349,852 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Lawrence J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Name of reporting person David M. Dolan, as a Trustee of each of the Charles F. Dolan 2009 Family Trusts, each of the CFD 2010 Grandchildren Trusts and the Charles F. Dolan 2012 Descendants Trust
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 301,556
	8.	Shared voting power 4,142,868
	9.	Sole dispositive power 301,556
	10.	Shared dispositive power 4,142,868
11.	Aggregate amount beneficially owned by each reporting person 4,444,424
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 6.9%
14.	Type of reporting person IN

*	Excludes 7,349,852 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which David M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.

Name of reporting person

Paul J. Dolan, as a Trustee of the Charles F. Dolan Children Trust FBO Kathleen M. Dolan, the Charles F. Dolan Children Trust FBO James L. Dolan and the Kathleen M. Dolan 2012 Descendants Trust

2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 96,550
	8.	Shared voting power 2,039,556
	9.	Sole dispositive power 96,550
	10.	Shared dispositive power 2,039,556
11.	Aggregate amount beneficially owned by each reporting person 2,136,106
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 3.4%
14.	Type of reporting person IN

*	Excludes 9,538,509 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Paul J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Name of reporting person Matthew J. Dolan, as a Trustee of the Charles F. Dolan Children Trust FBO Marianne Dolan Weber and the Charles F. Dolan Children Trust FBO Thomas C. Dolan
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 3,137
	8.	Shared voting power 1,905,510
	9.	Sole dispositive power 3,137
	10.	Shared dispositive power 1,905,510
11.	Aggregate amount beneficially owned by each reporting person 1,908,647
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 3.1%
14.	Type of reporting person IN

*	Excludes 9,666,648 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Matthew J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.

Name of reporting person

Mary S. Dolan, as a Trustee of the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney, the Charles F. Dolan Children Trust FBO Patrick F. Dolan and the Kathleen M. Dolan 2012 Descendants Trust

2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 6,810
	8.	Shared voting power 1,961,079
	9.	Sole dispositive power 6,810
	10.	Shared dispositive power 1,961,079
11.	Aggregate amount beneficially owned by each reporting person 1,967,889
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 3.2%
14.	Type of reporting person IN

*	Excludes 9,579,452 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Mary S. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Name of reporting person Brian G. Sweeney, as Trustee of the Deborah A. Dolan-Sweeney 2012 Descendants Trust
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 236,943
	8.	Shared voting power 1,174,480
	9.	Sole dispositive power 236,943
	10.	Shared dispositive power 1,174,480
11.	Aggregate amount beneficially owned by each reporting person 1,411,423
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 2.3%
14.	Type of reporting person IN

*	Excludes 10,160,147 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Brian G. Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Name of reporting person Charles F. Dolan Children Trust FBO James L. Dolan
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 966,844
	8.	Shared voting power 0
	9.	Sole dispositive power 966,844
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 966,844
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 1.6%
14.	Type of reporting person OO

*	Excludes 10,557,450 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Name of reporting person Charles F. Dolan Children Trust FBO Thomas C. Dolan
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 966,844
	8.	Shared voting power 0
	9.	Sole dispositive power 966,844
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 966,844
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 1.6%
14.	Type of reporting person OO

*	Excludes 10,557,450 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Name of reporting person Charles F. Dolan Children Trust FBO Patrick F. Dolan
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 886,015
	8.	Shared voting power 0
	9.	Sole dispositive power 886,015
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 886,015
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 1.4%
14.	Type of reporting person OO

*	Excludes 10,598,393 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Name of reporting person Charles F. Dolan Children Trust FBO Kathleen M. Dolan
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 966,845
	8.	Shared voting power 0
	9.	Sole dispositive power 966,845
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 966,845
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 1.6%
14.	Type of reporting person OO

*	Excludes 10,565,427 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Name of reporting person Charles F. Dolan Children Trust FBO Marianne Dolan Weber
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 938,666
	8.	Shared voting power 0
	9.	Sole dispositive power 938,666
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 938,666
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 1.5%
14.	Type of reporting person OO

*	Excludes 10,593,606 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Name of reporting person Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 966,845
	8.	Shared voting power 0
	9.	Sole dispositive power 966,845
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 966,845
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 1.6%
14.	Type of reporting person OO

*	Excludes 10,565,427 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Name of reporting person CFD 2009 Family Trust FBO James L. Dolan
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 828,245
	8.	Shared voting power 0
	9.	Sole dispositive power 828,245
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 828,245
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 1.4%
14.	Type of reporting person OO

*	Excludes 10,656,163 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Name of reporting person CFD 2009 Family Trust FBO Thomas C. Dolan
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 862,306
	8.	Shared voting power 0
	9.	Sole dispositive power 862,306
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 862,306
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 1.4%
14.	Type of reporting person OO

*	Excludes 10,622,102 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Name of reporting person CFD 2009 Family Trust FBO Patrick F. Dolan
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 2,971
	8.	Shared voting power 0
	9.	Sole dispositive power 2,971
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 2,971
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 0.0%
14.	Type of reporting person OO

*	Excludes 11,481,437 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Name of reporting person CFD 2009 Family Trust FBO Kathleen M. Dolan
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 312,043
	8.	Shared voting power 0
	9.	Sole dispositive power 312,043
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 312,043
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 0.5%
14.	Type of reporting person OO

*	Excludes 11,172,365 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Name of reporting person CFD 2009 Family Trust FBO Marianne E. Dolan Weber
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 375,043
	8.	Shared voting power 0
	9.	Sole dispositive power 375,043
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 375,043
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 0.6%
14.	Type of reporting person OO

*	Excludes 11,109,365 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Name of reporting person CFD 2009 Family Trust FBO Deborah A. Dolan-Sweeney
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 109,358
	8.	Shared voting power 0
	9.	Sole dispositive power 109,358
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 109,358
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 0.2%
14.	Type of reporting person OO

*	Excludes 11,375,050 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Name of reporting person Ryan Dolan 1989 Trust
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 15,156
	8.	Shared voting power 0
	9.	Sole dispositive power 15,156
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 15,156
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 0.0%
14.	Type of reporting person OO

*	Excludes 11,469,252 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Ryan Dolan 1989 Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Name of reporting person Tara Dolan 1989 Trust
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 15,156
	8.	Shared voting power 0
	9.	Sole dispositive power 15,156
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 15,156
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 0.0%
14.	Type of reporting person OO

*	Excludes 11,469,252 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Tara Dolan 1989 Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Name of reporting person Charles F. Dolan 2011 Grantor Retained Annuity Trust #1A
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person OO

*	Excludes 11,484,408 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2011 Grantor Retained Annuity Trust #1A disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Name of reporting person Helen A. Dolan 2011 Grantor Retained Annuity Trust #1A
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person OO

*	Excludes 11,484,408 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Helen A. Dolan 2011 Grantor Retained Annuity Trust #1A disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Name of reporting person CFD 2010 Grandchildren Trust FBO Descendants of James L. Dolan
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 34,060
	8.	Shared voting power 0
	9.	Sole dispositive power 34,060
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 34,060
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 0.1%
14.	Type of reporting person OO

*	Excludes 11,450,348 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the CFD 2010 Grandchildren Trust FBO Descendants of James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Name of reporting person CFD 2010 Grandchildren Trust FBO Descendants of Patrick F. Dolan
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 375,302
	8.	Shared voting power 0
	9.	Sole dispositive power 375,302
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 375,302
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 0.6%
14.	Type of reporting person OO

*	Excludes 11,109,106 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the CFD 2010 Grandchildren Trust FBO Descendants of Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Name of reporting person CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 375,302
	8.	Shared voting power 0
	9.	Sole dispositive power 375,302
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 375,302
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 0.6%
14.	Type of reporting person OO

*	Excludes 11,109,106 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Name of reporting person CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 375,302
	8.	Shared voting power 0
	9.	Sole dispositive power 375,302
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 375,302
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 0.6%
14.	Type of reporting person OO

*	Excludes 11,109,106 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Name of reporting person CFD 2010 Grandchildren Trust FBO Descendants of Deborah A. Dolan-Sweeney
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 375,302
	8.	Shared voting power 0
	9.	Sole dispositive power 375,302
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 375,302
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 0.6%
14.	Type of reporting person OO

*	Excludes 11,109,106 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the CFD 2010 Grandchildren Trust FBO Descendants of Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Name of reporting person Charles F. Dolan 2012 Descendants Trust
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 109,322
	8.	Shared voting power 0
	9.	Sole dispositive power 109,322
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 109,322
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 0.2%
14.	Type of reporting person OO

*	Excludes 11,375,086 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2012 Descendants Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Name of reporting person Kathleen M. Dolan 2012 Descendants Trust
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 99,960
	8.	Shared voting power 0
	9.	Sole dispositive power 99,960
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 99,960
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 0.2%
14.	Type of reporting person OO

*	Excludes 11,384,448 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Kathleen M. Dolan 2012 Descendants Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Name of reporting person Deborah A. Dolan-Sweeney 2012 Descendants Trust
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 197,645
	8.	Shared voting power 0
	9.	Sole dispositive power 197,645
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 197,645
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 0.3%
14.	Type of reporting person OO

*	Excludes 11,286,763 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Deborah A. Dolan-Sweeney 2012 Descendants Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Name of reporting person Marianne E. Dolan Weber 2012 Descendants Trust
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 99,960
	8.	Shared voting power 0
	9.	Sole dispositive power 99,960
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 99,960
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 0.2%
14.	Type of reporting person OO

*	Excludes 11,384,448 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Marianne E. Dolan Weber 2012 Descendants Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Name of reporting person Patrick F. Dolan 2012 Descendants Trust
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 102,032
	8.	Shared voting power 0
	9.	Sole dispositive power 102,032
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 102,032
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 0.2%
14.	Type of reporting person OO

*	Excludes 11,382,376 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Patrick F. Dolan 2012 Descendants Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

AMENDMENT NO. 4 TO SCHEDULE 13D

This Amendment to Schedule 13D is being filed jointly by (i) the individuals (in their individual capacity and/or as trustee or co-trustee of specified trusts) and trusts listed in Item 2(a) below (the “Group Members”) who may be deemed to beneficially own all of the shares of Class B Common Stock of AMC Networks Inc. (the “Issuer”), par value $.01 per share (the “Class B Common Stock”), which are convertible share for share at the option of the holder into Class A Common Stock of the Issuer, par value $.01 per share (the “Class A Common Stock,” and together with the Class B Common Stock, the “Common Stock”), and a certain number of shares of Class A Common Stock, in each case as described herein, and (ii) the Charles F. Dolan 2011 Grantor Retained Annuity Trust #1A (the “CFD 2011 GRAT #1A”), the Helen A. Dolan 2011 Grantor Retained Annuity Trust #1A (the “HAD 2011 GRAT #1A” and collectively with the CFD 2011 GRAT #1A, the “Old GRATs”), to reflect the transfer of Class B Common Stock held by the Old GRATs to other Group Members resulting in the disposition of all Issuer securities held by the Old GRATs and their ceasing to be Group Members.

The Schedule 13D (the “Schedule”) filed by the original Group Members on June 30, 2011, as amended and supplemented by Amendment No. 1 filed on September 16, 2011, Amendment No. 2 filed on November 18, 2011, Amendment No. 3 filed on August 16, 2012 and Amendment No. 4 filed on December 26, 2012, is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 5.

Item 2	Identity and Background.

The disclosure in Item 2 is hereby amended by amending and restating part (a) thereof as follows:

(a) The names of the Reporting Persons who are Group Members are: Charles F. Dolan, individually and as Trustee of the Charles F. Dolan 2009 Revocable Trust (the “CFD 2009 Trust”); Helen A. Dolan, individually and as Trustee of the Helen A. Dolan 2009 Revocable Trust (the “HAD 2009 Trust”); James L. Dolan; Thomas C. Dolan; Patrick F. Dolan; Kathleen M. Dolan, individually and as a Trustee of the Charles F. Dolan Children Trust FBO Kathleen M. Dolan, the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney, the Charles F. Dolan Children Trust FBO Marianne Dolan Weber, the Charles F. Dolan Children Trust FBO Patrick F. Dolan, the Charles F. Dolan Children Trust FBO Thomas C. Dolan and the Charles F. Dolan Children Trust FBO James L. Dolan (hereinafter collectively referred to as the “Dolan Children Trusts” and individually, a “Dolan Children Trust”), and as sole Trustee of the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust; Marianne E. Dolan Weber; Deborah A. Dolan-Sweeney, individually and as Trustee of the Marianne E. Dolan Weber 2012 Descendants Trust and the Patrick F. Dolan 2012 Descendants Trust; Lawrence J. Dolan, as a Trustee of the CFD 2009 Family Trust FBO Patrick F. Dolan, the CFD 2009 Family Trust FBO Thomas C. Dolan, the CFD 2009 Family Trust FBO James L. Dolan, the CFD 2009 Family Trust FBO Marianne E. Dolan Weber, the CFD 2009 Family Trust FBO Kathleen M. Dolan and the CFD 2009 Family Trust FBO Deborah A. Dolan-Sweeney (collectively, the “2009 Family Trusts” and individually, a “2009 Family Trust”), as a Trustee of the CFD 2010 Grandchildren Trust FBO Descendants of James L. Dolan, CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan, CFD 2010 Grandchildren Trust FBO Descendants of Deborah A. Dolan-Sweeney, CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber, CFD 2010 Grandchildren Trust FBO Descendants of Patrick F. Dolan (collectively, the “CFD 2010 Grandchildren Trusts” and individually, a “2010 Grandchildren Trust”) and the Charles F. Dolan 2012 Descendants Trust; David M. Dolan, as a Trustee of each of the 2009 Family Trusts, each of the CFD 2010 Grandchildren Trusts and the Charles F. Dolan 2012 Descendants Trust; Paul J. Dolan, as a Trustee of the Dolan Children Trusts FBO Kathleen M. Dolan and James L. Dolan, and the Kathleen M. Dolan 2012 Descendants Trust; Matthew J. Dolan, as a Trustee of the Dolan Children Trusts FBO Marianne Dolan

Weber and Thomas C. Dolan; Mary S. Dolan, as a Trustee of the Dolan Children Trusts FBO Deborah Dolan-Sweeney and Patrick F. Dolan, and the Kathleen M. Dolan 2012 Descendants Trust; Brian G. Sweeney, as Trustee of the Deborah A. Dolan-Sweeney 2012 Descendants Trust; Dolan Children Trust FBO Kathleen M. Dolan; Dolan Children Trust FBO Marianne Dolan Weber; Dolan Children Trust FBO Deborah Dolan-Sweeney; Dolan Children Trust FBO James L. Dolan; Dolan Children Trust FBO Thomas C. Dolan; Dolan Children Trust FBO Patrick F. Dolan; 2009 Family Trust FBO James L. Dolan; 2009 Family Trust FBO Thomas C. Dolan; 2009 Family Trust FBO Patrick F. Dolan; 2009 Family Trust FBO Kathleen M. Dolan; 2009 Family Trust FBO Marianne E. Dolan Weber; 2009 Family Trust FBO Deborah A. Dolan-Sweeney; Ryan Dolan 1989 Trust; Tara Dolan 1989 Trust; CFD 2010 Grandchildren Trust FBO Descendants of Deborah A. Dolan-Sweeney; CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan; CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber; CFD 2010 Grandchildren Trust FBO Descendants of Patrick F. Dolan; CFD 2010 Grandchildren Trust FBO Descendants of James L. Dolan; the Charles F. Dolan 2012 Descendants Trust; the Kathleen M. Dolan 2012 Descendants Trust; the Deborah A. Dolan-Sweeney 2012 Descendants Trust; the Marianne E. Dolan Weber 2012 Descendants Trust; and the Patrick F. Dolan 2012 Descendants Trust. The Old GRATs ceased to be Group Members on June 24, 2013.

Item 3	Source and Amount of Funds or Other Consideration

The disclosure in Item 3 is hereby amended by adding the following at the end thereof:

On June 24, 2013, pursuant to the substitution of assets provision of the Old GRATs, (a) the CFD 2009 Trust received an aggregate of 454,645 shares of the Issuer’s Class B Common Stock from CFD 2011 GRAT #1A, in exchange for a promissory note issued by Charles F. Dolan, and (b) the HAD 2009 Trust received an aggregate of 280,849 shares of the Issuer’s Class B Common Stock from HAD 2011 GRAT #1A, in exchange for a promissory note issued by Helen A. Dolan.

Please see Item 5 for additional information regarding the share transfers and promissory notes transacted on June 24, 2013. The information with respect to these transactions is incorporated by reference herein.

Item 4	Purpose of Transaction

The disclosure in Item 4 is hereby amended by adding the following to the end thereof:

Each of the transactions described in Item 3 above effected on June 24, 2013, was effected for estate planning purposes for Charles F. Dolan and Helen A. Dolan pursuant to 10b5-1 trading plans entered into on May 16, 2013.

Item 5	Interest in Securities of the Issuer

The disclosure in Item 5(a) and (b) is hereby amended and restated to read in its entirety as follows:

(a) and (b) The Group Members may be deemed to beneficially own an aggregate of 12,460,438 shares of Class A Common Stock as a result of their beneficial ownership of (i) 976,030 shares of Class A Common Stock (including 47,405 shares of restricted stock and options to purchase 230,750 shares of Class A Common Stock that are exercisable within sixty days of this filing), and (ii) 11,484,408 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 17.3% of the total shares of the Issuer’s common stock currently outstanding. Group Members in the aggregate may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 11,484,408 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (representing all outstanding Class B Common Stock) because of the terms of the Class B Stockholders’ Agreement (see Item 6 below). Individuals who are Group Members solely in their capacity as trustees of trusts that are Group Members may be deemed to beneficially own an additional 432,831 shares of Class A Common Stock. Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

Charles F. Dolan may be deemed to beneficially own an aggregate of 5,722,093 shares of Class A Common Stock, including (i) 470,816 shares of Class A Common Stock (including 19,850 shares of restricted stock and options to purchase 111,000 shares of Class A Common Stock that are exercisable within sixty days of this filing) and (ii) 5,251,277 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 8.7% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 811,036 shares of Class A Common Stock (including 40,903 shares of Class A Common Stock owned of record personally, 19,850 shares of restricted stock owned of record personally and options owned of record personally to purchase 111,000 shares of Class A Common Stock that are exercisable within sixty days of this filing, 1,726 shares of Class A Common Stock and 637,557 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD 2009 Trust) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 4,911,057 shares of Class A Common Stock (including 297,337 shares of Class A Common Stock owned of record by the Dolan Family Foundation and 4,613,720 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 479,164 shares of Class B Common Stock owned of record by the HAD 2009 Trust, 2,489,966 shares of Class B Common Stock owned of record by the 2009 Family Trusts, 1,535,268 shares of Class B Common Stock owned of record by the CFD 2010 Grandchildren Trusts and 109,322 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Charles F. Dolan 2012 Descendants Trust). He disclaims beneficial ownership of 297,337 shares of Class A Common Stock owned of record by the Dolan Family Foundation, and 4,613,720 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 479,164 shares of Class B Common Stock owned of record by the HAD 2009 Trust, 2,489,966 shares of Class B Common Stock owned of record by the 2009 Family Trusts, 1,535,268 shares of Class B Common Stock owned of record by the CFD 2010 Grandchildren Trusts and 109,322 shares of Class B Common Stock owned of record by the Charles F. Dolan 2012 Descendants Trust, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

Helen A. Dolan may be deemed to beneficially own an aggregate of 5,722,093 shares of Class A Common Stock, including (i) 470,816 shares of Class A Common Stock (including 19,850 shares of restricted stock and options to purchase 111,000 shares of Class A Common Stock that are exercisable within sixty days of this filing) and (ii) 5,251,277 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 8.7% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of 479,164 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 5,242,929 shares of Class A Common Stock (including 297,337 shares of Class A Common Stock owned of record by the Dolan Family Foundation; 40,903 shares of Class A Common Stock, 19,850 shares of restricted stock and options to purchase 111,000 shares of Class A Common Stock exercisable within sixty days of this filing owned of record personally by her spouse, Charles F.

Dolan; 1,726 shares of Class A Common Stock owned of record by the CFD 2009 Trust; and 4,772,113 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 637,557 shares of Class B Common Stock owned of record by the CFD 2009 Trust, 2,489,966 shares of Class B Common Stock owned of record by the 2009 Family Trusts, 1,535,268 shares of Class B Common Stock owned of record by the CFD 2010 Grandchildren Trusts and 109,322 shares of Class B Common Stock owned of record by the Charles F. Dolan 2012 Descendants Trust). She disclaims beneficial ownership of 297,337 shares of Class A Common Stock owned of record by the Dolan Family Foundation, 40,903 shares of Class A Common Stock, 19,850 shares of restricted stock and options to purchase 111,000 shares of Class A Common Stock exercisable within sixty days of this filing owned of record personally by her spouse, 1,726 of Class A Common Stock owned of record by the CFD 2009 Trust, and 4,772,113 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 637,557 shares of Class B Common Stock owned of record by the CFD 2009 Trust, 2,489,966 shares of Class B Common Stock owned of record by the 2009 Family Trusts, 1,535,268 shares of Class B Common Stock owned of record by the CFD 2010 Grandchildren Trusts and 109,322 shares of Class B Common Stock owned of record by the Charles F. Dolan 2012 Descendants Trust, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

James L. Dolan may be deemed to beneficially own an aggregate of 1,330,093 shares of Class A Common Stock, including (i) 240,606 shares of Class A Common Stock (including 20,855 shares of restricted stock and options to purchase 111,000 shares of Class A Common Stock that are exercisable within sixty days of this filing) and (ii) 1,089,487 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 2.2% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 351,332 shares of Class A Common Stock (including 56,178 shares of Class A Common Stock owned of record personally, 1,925 shares of Class A Common Stock held as custodian for one or more minor children, 19,700 shares of restricted stock owned of record personally, options owned of record personally to purchase 111,000 shares of Class A Common Stock that are exercisable within sixty days of this filing and 162,529 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record personally) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 978,761 shares of Class A Common Stock (including 1,250 shares of Class A Common Stock owned of record jointly with his spouse, 5,661 shares of Class A Common Stock owned of record personally by his spouse, 401 shares of Class A Common Stock owned of record by his spouse through a 401(k) plan, 1,155 shares of restricted stock owned of record personally by his spouse, 3,450 shares of Class A Common Stock owned of record by members of his household, and 39,886 shares of Class A Common Stock owned of record by the Dolan Children Trust for his benefit and 926,958 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit). He disclaims beneficial ownership of 1,925 shares of Class A Common Stock held as custodian for one or more minor children, 3,450 shares of Class A Common Stock owned of record by members of his household, 5,661 shares of Class A Common Stock owned of record personally by his spouse, 401 shares owned of record by his spouse through a 401(k) plan, 1,155 shares of restricted stock owned of record personally by his spouse and 39,886 shares of Class A Common Stock and 926,958 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Thomas C. Dolan may be deemed to beneficially own 1,014,399 shares of Class A Common Stock, including (i) 58,370 shares of Class A Common Stock (including 3,400 shares of restricted stock) and (ii) 956,029 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This amount represents approximately 1.7% of the shares of Class A Common Stock currently outstanding. He may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 47,555 shares of Class A Common Stock (including 15,084 shares of Class A Common Stock owned of record personally, 3,400 shares of restricted stock owned of record personally and 29,071 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record personally) and the shared power to vote or direct the vote of and to dispose of or to direct the disposition of 39,886 shares of Class A Common Stock and 926,958 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit. He disclaims beneficial ownership of 39,886 shares of Class A Common Stock and 926,958 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Patrick F. Dolan may be deemed to beneficially own an aggregate of 1,029,319 shares of Class A Common Stock, including (i) 16,828 shares of Class A Common Stock (including 1,650 shares of restricted stock and options to purchase 3,000 shares of Class A Common Stock that are exercisable within sixty days of this filing) and (ii) 1,012,491 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 1.7% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 33,604 shares of Class A Common Stock (including 4,510 shares of Class A Common Stock owned of record personally, 1,650 shares of restricted stock owned of record personally, options to purchase 3,000 shares of Class A Common Stock that are exercisable within sixty days of this filing owned of record personally and 24,444 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record personally) and (b) the current shared power to vote or direct the vote of and to dispose of or to direct the disposition of 995,715 shares of Class A Common Stock (including 4,256 shares of Class A Common Stock owned of record jointly with his spouse, 525 shares of Class A Common Stock owned of record personally by his spouse, 2,300 shares of Class A Common Stock owned of record by members of his household, 587 shares of Class A Common Stock owned of record by the Daniel P. Mucci Trust (the “Mucci Trust”) for which he serves as a trustee and 886,015 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit and 102,032 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Patrick F. Dolan 2012 Descendants Trust). He disclaims beneficial ownership of 525 shares of Class A Common Stock owned of record personally by his spouse, 2,300 shares of Class A Common Stock owned of record by members of his household, 587 shares of Class A Common Stock held by the Mucci Trust, and 886,015 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit and 102,032 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Patrick F. Dolan 2012 Descendants Trust, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Kathleen M. Dolan may be deemed to beneficially own an aggregate of 5,831,332 shares of Class A Common Stock, including (i) 227,884 shares of Class A Common Stock and (ii) 5,603,448 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 8.8% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 39,313 shares of Class A Common Stock (including 2,220 shares of Class A Common Stock owned of record personally, 4,481 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record personally, 2,300 shares of Class A Common Stock held as custodian for one or more minor children and an aggregate of 30,312 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 5,792,019 shares of Class A Common Stock (including an aggregate of 223,364 shares of Class A Common Stock owned of record by the Dolan Children Trusts, an aggregate of 5,468,695 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts and 99,960 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Kathleen M. Dolan 2012 Descendants Trust). She disclaims beneficial ownership of 2,300 shares of Class A Common Stock held as custodian for one or more minor children, an aggregate of 233,364 shares of Class A Common Stock owned of record by the Dolan Children Trusts and an aggregate of 5,598,967 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts, the Ryan Dolan 1989 Trust, the Tara Dolan 1989 Trust and the Kathleen M. Dolan 2012 Descendants Trust, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Marianne E. Dolan Weber may be deemed to beneficially own an aggregate of 1,050,135 shares of Class A Common Stock, including (i) 51,014 shares of Class A Common Stock (including options to purchase 2,000 shares of Class A Common Stock that are exercisable within sixty days of this filing) and (ii) 999,121 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 1.7% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 10,359 shares of Class A Common Stock (including options to purchase 2,000 shares of Class A Common Stock that are exercisable within sixty days of this filing owned of record personally and 8,359 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record personally) and (b) the current shared power to vote or direct the vote of and to dispose of or to direct the disposition of 1,039,776 shares of Class A Common Stock (including 1,150 shares of Class A Common Stock owned of record by a member of her household, 47,864 shares of Class A Common Stock owned by the Dolan Children Trust for her benefit, 890,802 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit and 99,960 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Marianne E. Dolan Weber 2012 Descendants Trust). She disclaims beneficial ownership of 1,150 shares of Class A Common Stock owned of record by a member of her household, 47,864 shares of Class A Common Stock owned of record by the Dolan Children Trust for her benefit, 890,802 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit and 99,960 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Marianne E. Dolan Weber 2012 Descendants Trust, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Deborah A. Dolan-Sweeney may be deemed to beneficially own an aggregate of 1,411,423 shares of Class A Common Stock, including (i) 87,162 shares of Class A Common Stock (including 1,650 shares of restricted stock and options to purchase 3,750 shares of Class A Common Stock that are exercisable within sixty days of this filing) and (ii) 1,324,261 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 2.3% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 207,635 shares of Class A Common Stock (including 5,643 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record personally and an aggregate of 201,992 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Marianne E. Dolan Weber 2012 Descendants Trust and the Patrick F. Dolan 2012 Descendants Trust for which she serves as trustee) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,203,788 shares of Class A Common Stock (including 26,223 shares of Class A Common Stock, 1,650 shares of restricted stock and options to purchase 3,750 shares of Class A Common Stock that are exercisable within sixty days of this filing owned of record by her spouse, 7,675 shares of Class A Common Stock held by trusts for which her spouse serves as co-trustee and 47,864 shares of Class A Common Stock owned of record by the Dolan Children Trust for her benefit, 918,981 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit, and 197,645 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Deborah A. Dolan-Sweeney 2012 Descendants Trust for which her spouse serves as trustee). She disclaims beneficial ownership of 26,223 shares of Class A Common Stock, 1,650 shares of restricted stock and options to purchase 3,750 shares of Class A Common Stock that are exercisable within sixty days of this filing owned of record by her spouse, 7,675 shares of Class A Common Stock held by trusts for which her spouse serves as co-trustee, 47,864 shares of Class A Common Stock and 918,981 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit, 197,645 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Deborah A. Dolan-Sweeney 2012 Descendants Trust for which her spouse serves as trustee, and an aggregate of 201,992 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Marianne E. Dolan Weber 2012 Descendants Trust and the Patrick F. Dolan 2012 Descendants Trust for which she serves as trustee, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Lawrence J. Dolan may be deemed to beneficially own an aggregate of 4,136,856 shares of Class A Common Stock, including (i) 2,300 shares of Class A Common Stock and (ii) 4,134,556 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 6.4% of the shares of Class A Common Stock currently outstanding. He may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 4,136,856 shares of Class A Common Stock (including 2,300 shares of Class A Common Stock owned of record with his spouse, an aggregate of 2,489,966 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts, an aggregate of 1,535,268 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD 2010 Grandchildren Trusts and 109,322 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Charles F. Dolan 2012 Descendants Trust). He disclaims beneficial ownership of an aggregate of 2,489,966 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts, an aggregate of 1,535,268 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD 2010 Grandchildren Trusts and 109,322 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Charles F. Dolan 2012 Descendants Trust, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

David M. Dolan may be deemed to beneficially own an aggregate of 4,444,424 shares of Class A Common Stock, including (i) 309,868 shares of Class A Common Stock and (ii) 4,134,556 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 6.9% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 301,556 shares of Class A Common Stock (including 2,351 shares of Class A Common Stock owned of record by the David M. Dolan Revocable Trust and 299,205 shares of Class A Common Stock owned of record by the Charles F. Dolan Charitable Remainder Trust) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 4,142,868 shares of Class A Common Stock (including 2,300 shares of Class A Common Stock owned of record jointly with his spouse, 5,250 shares of Class A Common Stock owned of record by the Ann H. Dolan Revocable Trust, 762 shares of Class A Common Stock held by his spouse as custodian for a minor child, an aggregate of 2,489,966 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts, an aggregate of 1,535,268 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD 2010 Grandchildren Trusts, and 109,322 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Charles F. Dolan 2012 Descendants Trust). He disclaims beneficial ownership of 299,205 shares of Class A Common Stock owned of record by the Charles F. Dolan Charitable Remainder Trust, 5,250 shares of Class A Common Stock owned of record by the Ann H. Dolan Revocable Trust, 762 shares of Class A Common Stock held by his spouse as custodian for a minor child, an aggregate of 2,489,966 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts, an aggregate of 1,535,268 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD 2010 Grandchildren Trusts and 109,322 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Charles F. Dolan 2012 Descendants Trust, and this report shall not be deemed to be an admission that he is the beneficial owner of such securities. See Exhibit A.

Paul J. Dolan may be deemed to beneficially own an aggregate of 2,136,106 shares of Class A Common Stock, including (i) 190,207 shares of Class A Common Stock, and (ii) 1,945,899 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.4% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 96,550 shares of Class A Common Stock (including 5,108 shares of Class A Common Stock held as custodian for one or more minor children and 91,442 shares of Class A Common Stock owned of record by the CFD Trust No. 10) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 2,039,556 shares of Class A Common Stock (including 5,907 shares of Class A Common Stock owned of record jointly with his spouse, an aggregate of 87,750 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan, an aggregate of 1,845,939 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan and 99,960 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Kathleen M. Dolan 2012 Descendants Trust). He disclaims beneficial ownership of 5,108 shares of Class A Common Stock held as custodian for one or more minor children, 91,442 shares of Class A Common Stock owned of record by the CFD

Trust No. 10, an aggregate of 87,750 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan, an aggregate of 1,845,939 shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan, and 99,960 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Kathleen M. Dolan 2012 Descendants Trust, and this report shall not be deemed to be an admission that he is the beneficial owner of such securities. See Exhibit A.

Matthew J. Dolan may be deemed to beneficially own an aggregate of 1,908,647 shares of Class A Common Stock, including (i) 90,887 shares of Class A Common Stock and (ii) 1,817,760 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.1% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 3,137 shares of Class A Common Stock (including 1,750 shares of Class A Common Stock owned of record personally and 1,387 shares of Class A Common Stock held as custodian for a minor child) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,905,510 shares of Class A Common Stock (including an aggregate of 87,750 shares of Class A Common stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan and an aggregate of 1,817,760 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan). He disclaims beneficial ownership of 1,387 shares of Class A Common Stock held as custodian for a minor child, an aggregate of 87,750 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan and an aggregate of 1,817,760 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Mary S. Dolan may be deemed to beneficially own an aggregate of 1,967,889 shares of Class A Common Stock, including (i) 62,933 shares of Class A Common Stock and (ii) 1,904,956 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.2% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote and to dispose of or direct the disposition of 6,810 shares of Class A Common Stock held as custodian for one or more minor children and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,961,079 shares of Class A Common Stock (including 8,259 shares of Class A Common Stock owned of record jointly with her spouse, an aggregate of 47,864 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Deborah A. Dolan-Sweeney and Patrick F. Dolan, an aggregate of 1,804,996 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Deborah Dolan-Sweeney and Patrick F. Dolan and 99,960 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Kathleen M. Dolan 2012 Descendants Trust). She disclaims beneficial ownership of 6,810 shares of Class A Common Stock held as custodian for one or more minor children, an aggregate of 47,864 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Deborah Dolan-Sweeney and Patrick F. Dolan, an aggregate of 1,804,996 shares of Class A Common Stock issuable upon the conversion of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Deborah Dolan-Sweeney and Patrick F. Dolan, and 99,960 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Kathleen M. Dolan 2012 Descendants Trust, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Brian G. Sweeney may be deemed to beneficially own an aggregate of 1,411,423 shares of Class A Common Stock, including (i) 87,162 shares of Class A Common Stock (including 1,650 shares of restricted stock and options to purchase 3,750 shares of Class A Common Stock that are exercisable within sixty days of this filing) and (ii) 1,324,261 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 2.3% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 236,943 shares of Class A Common Stock (including 26,223 shares of Class A Common Stock owned of record personally, 7,675 shares of Class A Common Stock held as custodian for one or more minor children, 1,650 shares of restricted stock owned of record personally and options owned of record personally to purchase 3,750 shares of Class A Common Stock that are exercisable within sixty days of this filing, and 197,645 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Deborah A. Dolan-Sweeney 2012 Descendants Trust for which he serves as trustee) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,174,480 shares of Class A Common Stock (including 5,643 shares of Class A Common Stock owned of record by his spouse, an aggregate of 47,864 shares of Class A Common Stock owned of record by the Dolan Children Trust for the benefit of his spouse, 918,981 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for the benefit of his spouse, and an aggregate of 201,992 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Marianne E. Dolan Weber 2012 Descendants Trust and the Patrick F. Dolan 2012 Descendants Trust for which his spouse serves as trustee). He disclaims beneficial ownership of 5,643 shares of Class A Common Stock owned of record by his spouse, 7,675 shares of Class A Common Stock held as custodian for one or more minor children, 47,864 shares of Class A Common Stock owned of record by the Dolan Children Trust for the benefit of his spouse, 918,981 shares of Class A Common Stock issuable upon the conversion of Class B Common Stock owned of record by the Dolan Children Trust for the benefit of his spouse, 197,645 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Deborah A. Dolan-Sweeney 2012 Descendants Trust for which he serves as trustee, and an aggregate of 201,992 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Marianne E. Dolan Weber 2012 Descendants Trust and the Patrick F. Dolan 2012 Descendants Trust for which his spouse serves as trustee, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

The Charles F. Dolan Children Trust FBO James L. Dolan may be deemed to beneficially own an aggregate of 966,844 shares of Class A Common Stock, including (i) 39,886 shares of Class A Common Stock and (ii) 926,958 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Paul J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 16 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO Thomas C. Dolan may be deemed to beneficially own an aggregate of 966,844 shares of Class A Common Stock, including (i) 39,886 shares of Class A Common Stock and (ii) 926,958 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Matthew J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 17 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO Patrick F. Dolan may be deemed to beneficially own an aggregate of 886,015 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 18 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO Kathleen M. Dolan may be deemed to beneficially own an aggregate of 966,845 shares of Class A Common Stock, including (i) 47,864 shares of Class A Common Stock and (ii) 918,981 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Paul J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 19 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO Marianne Dolan Weber may be deemed to beneficially own an aggregate of 938,666 shares of Class A Common Stock, including (i) 47,864 shares of Class A Common Stock and (ii) 890,802 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Matthew J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 20 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney may be deemed to beneficially own an aggregate of 966,845 shares of Class A Common Stock, including (i) 47,864 shares of Class A Common Stock and (ii) 918,981 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 21 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO James L. Dolan may be deemed to beneficially own an aggregate of 828,245 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Lawrence J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 22 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Thomas C. Dolan may be deemed to beneficially own an aggregate of 862,306 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Lawrence J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 23 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Patrick F. Dolan may be deemed to beneficially own an aggregate of 2,971 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Lawrence J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 24 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Kathleen M. Dolan may be deemed to beneficially own an aggregate of 312,043 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Lawrence J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 25 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Marianne Dolan Weber may be deemed to beneficially own an aggregate of 375,043 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Lawrence J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 26 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Deborah A. Dolan-Sweeney may be deemed to beneficially own an aggregate of 109,358 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Lawrence J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor The information contained on page 27 of this Schedule 13D is hereby incorporated by reference.

The Ryan Dolan 1989 Trust may be deemed to beneficially own an aggregate of 15,156 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan is the trustee and has the sole power to vote and dispose of the shares held by the trust. The information contained on page 28 of this Schedule 13D is hereby incorporated by reference.

The Tara Dolan 1989 Trust may be deemed to beneficially own an aggregate of 15,156 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan is the trustee and has the sole power to vote and dispose of the shares held by the trust. The information contained on page 29 of this Schedule 13D is hereby incorporated by reference.

The CFD 2010 Grandchildren Trust FBO Descendants of James L. Dolan may be deemed to beneficially own an aggregate of 34,060 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Lawrence J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 32 of this Schedule 13D is hereby incorporated by reference.

The CFD 2010 Grandchildren Trust FBO Descendants of Patrick F. Dolan may be deemed to beneficially own an aggregate of 375,302 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock.

David M. Dolan and Lawrence J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 33 of this Schedule 13D is hereby incorporated by reference.

The CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan may be deemed to beneficially own an aggregate of 375,302 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Lawrence J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 34 of this Schedule 13D is hereby incorporated by reference.

The CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber may be deemed to beneficially own an aggregate of 375,302 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Lawrence J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 35 of this Schedule 13D is hereby incorporated by reference.

The CFD 2010 Grandchildren Trust FBO Descendants of Deborah A. Dolan-Sweeney may be deemed to beneficially own an aggregate of 375,302 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Lawrence J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 36 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan 2012 Descendants Trust may be deemed to beneficially own an aggregate of 109,322 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Lawrence J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 37 of this Schedule 13D is hereby incorporated by reference.

The Kathleen M. Dolan 2012 Descendants Trust may be deemed to beneficially own an aggregate of 99,960 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Paul J. Dolan and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Kathleen M. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because she has to right the substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 38 of this Schedule 13D is hereby incorporated by reference.

The Deborah A. Dolan-Sweeney 2012 Descendants Trust may be deemed to beneficially own an aggregate of 197,645 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Brian G. Sweeney is the trustee and has the sole power to vote and dispose of the shares held by the trust. Deborah A. Dolan-Sweeney may be deemed to share power to direct the disposition of the shares held by the trust because she has the right to substitute assets with the trust, subject to the trustee’s reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 39 of this Schedule 13D is hereby incorporated by reference.

The Marianne E. Dolan Weber 2012 Descendants Trust may be deemed to beneficially own an aggregate of 99,960 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Deborah A. Dolan-Sweeney is the trustee and has the sole power to vote and dispose of the shares held by the trust. Marianne E. Dolan Weber may be deemed to share power to direct the disposition of the shares held by the trust because she has the right to substitute assets with the trust, subject to the trustee’s reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 40 of this Schedule 13D is hereby incorporated by reference.

The Patrick F. Dolan 2012 Descendants Trust may be deemed to beneficially own an aggregate of 102,032 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Deborah A. Dolan-Sweeney is the trustee and has the sole power to vote and dispose of the shares held by the trust. Patrick F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustee’s reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 41 of this Schedule 13D is hereby incorporated by reference.

Neither of the CFD 2011 GRAT #1A or the HAD 2011 GRAT #1A beneficially owns any shares of Class A Common Stock.

(c) The following transactions in the Issuer’s Securities have been effected by Group Members within the 60 days prior to this filing:

On June 6, 2013, Thomas C. Dolan received a compensatory grant from the Issuer of 1,672 shares of restricted stock units over Class A Common Stock.

On June 6, 2013, James L. Dolan received a compensatory grant from the Issuer of 1,672 shares of restricted stock units over Class A Common Stock.

On June 6, 2013, James L. Dolan’s spouse received a compensatory grant from the Issuer of 1,672 shares of restricted stock units over Class A Common Stock.

On June 6, 2013, Marianne Dolan Weber received a compensatory grant from the Issuer of 1,672 shares of restricted stock units over Class A Common Stock.

On June 6, 2013, Brian G. Sweeney received a compensatory grant from the Issuer of 1,672 shares of restricted stock units over Class A Common Stock.

On June 6, 2013, Patrick F. Dolan received a compensatory grant from the Issuer of 1,672 shares of restricted stock units over Class A Common Stock.

On June 17, 2013, the 2009 Family Trust FBO Patrick F. Dolan converted 300,000 shares of the Issuer’s Class B Common Stock into Class A Common Stock, and transferred 300,000 shares of the Issuer’s Class A Common Stock to Patrick F. Dolan.

On June 17, 2013, Patrick F. Dolan sold 300,000 shares of the Issuer’s Class A Common Stock in a block trade through a broker at a price of $62.50 per share.

On June 24, 2013, the trusts set forth in the table below transferred the number of shares of the Issuer’s Class B Common Stock set forth in the table below to the CFD 2009 Trust or the HAD 2009 Trust, as indicated in the table below, in exchange for a promissory note in the principal amount set forth in the table below. The shares were valued at $62.45 per share, the mean of the high and low trading prices for the Class A Common Stock on June 24, 2013, for such purpose.

Transferor	Number of shares of Class B Common Stock transferred to Transferee	Promissory Note issued to Transferor	Transferee

CFD 2011 GRAT #1A	454,645	$28,392,580.25	Charles F. Dolan 2009 Revocable Trust

HAD 2011 GRAT #1A	280,849	$17,539,020.05	Helen A. Dolan 2009 Revocable Trust

(e) On June 24, 2013, each of the CFD 2011 GRAT #1A and HAD 2011 GRAT #1A ceased to be a beneficial owner of Issuer securities and a Group Member.

Item 6	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

The disclosure in Item 6 is hereby amended and supplemented by adding the following:

As described in Item 4, on May 16, 2013 Charles F. Dolan and Helen A. Dolan entered into 10b5-1 trading plans to effect the transfers reported in Items 3 and 5 above.

Item 7	Material to be Filed as an Exhibit

The disclosure in Item 7 is hereby supplemented by adding the following in appropriate numerical order:

Exhibit B.5: Joint Filing Agreement, dated June 27, 2013.

Exhibit C.4: Powers of Attorney for each of:

Charles F. Dolan.

Helen A. Dolan.

James L. Dolan.

Patrick F. Dolan.

Kathleen M. Dolan.

Deborah A. Dolan-Sweeney.

Marianne Dolan Weber.

Brian G. Sweeney.

David M. Dolan.

Lawrence J. Dolan.

Paul J. Dolan.

Mary S. Dolan.

Matthew J. Dolan.

Charles F. Dolan Children Trust FBO James L. Dolan.

Charles F. Dolan Children Trust FBO Thomas C. Dolan.

Charles F. Dolan Children Trust FBO Patrick F. Dolan.

Charles F. Dolan Children Trust FBO Kathleen M. Dolan.

Charles F. Dolan Children Trust FBO Marianne Dolan Weber.

Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney.

Charles F. Dolan 2009 Family Trust FBO James L. Dolan.

Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan.

Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan.

Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan.

Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber.

Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney.

Tara Dolan 1989 Trust.

Ryan Dolan 1989 Trust.

CFD 2010 Grandchildren Trust FBO Descendants of James L. Dolan.

CFD 2010 Grandchildren Trust FBO Descendants of Patrick F. Dolan.

CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan.

CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber.

CFD 2010 Grandchildren Trust FBO Descendants of Deborah A. Dolan-Sweeney.

Charles F. Dolan 2011 Grantor Retained Annuity Trust #1A.

Helen A. Dolan 2011 Grantor Retained Annuity Trust #1A.

Exhibit 5: 10b5-1 Trading Plan, dated May 16, 2013.

Exhibit 6: 10b5-1 Trading Plan, dated May 16, 2013.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: June 27, 2013

CHARLES F. DOLAN, individually, and as Trustee of the Charles F. Dolan 2009 Revocable Trust and the Charles F. Dolan 2011 Grantor Retained Annuity Trust #1A

*
Charles F. Dolan

HELEN A. DOLAN, individually, and as Trustee of the Helen A. Dolan 2009 Revocable Trust and the Helen A. Dolan 2011 Grantor Retained Annuity Trust #1A

*
Helen A. Dolan

JAMES L. DOLAN, individually

*
James L. Dolan

THOMAS C. DOLAN, individually

/s/ Thomas C. Dolan
Thomas C. Dolan

PATRICK F. DOLAN, individually

*
Patrick F. Dolan

MARIANNE E. DOLAN WEBER, individually

*
Marianne E. Dolan Weber

DEBORAH A. DOLAN-SWEENEY, individually, and as Trustee of the Marianne E. Dolan Weber 2012 Descendants Trust and the Patrick F. Dolan 2012 Descendants Trust

*
Deborah A. Dolan-Sweeney

KATHLEEN M. DOLAN, individually, and as a Trustee of the Charles F. Dolan Children Trust FBO Kathleen M. Dolan, the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney, the Charles F. Dolan Children Trust FBO Marianne Dolan Weber, the Charles F. Dolan Children Trust FBO Patrick F. Dolan, the Charles F. Dolan Children Trust FBO Thomas C. Dolan and the Charles F. Dolan Children Trust FBO James L. Dolan, and as Trustee of the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust

*
Kathleen M. Dolan

LAWRENCE J. DOLAN, not individually but as a Trustee of the CFD 2009 Family Trust FBO James L. Dolan, the CFD 2009 Family Trust FBO Thomas C. Dolan, the CFD 2009 Family Trust FBO Patrick F. Dolan, the CFD 2009 Family Trust FBO Kathleen M. Dolan, the CFD 2009 Family Trust FBO Marianne E. Dolan Weber, the CFD 2009 Family Trust FBO Deborah A. Dolan-Sweeney, the CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan, the CFD 2010 Grandchildren Trust FBO Descendants of Deborah A. Dolan-Sweeney, the CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber, the CFD 2010 Grandchildren Trust FBO Descendants of Patrick F. Dolan, the CFD 2010 Grandchildren Trust FBO Descendants of James L. Dolan and the Charles F. Dolan 2012 Descendants Trust

*
Lawrence J. Dolan

DAVID M. DOLAN, not individually but as a Trustee of the CFD 2009 Family Trust FBO James L. Dolan, the CFD 2009 Family Trust FBO Thomas C. Dolan, the CFD 2009 Family Trust FBO Patrick F. Dolan, the CFD 2009 Family Trust FBO Kathleen M. Dolan, the CFD 2009 Family Trust FBO Marianne E. Dolan Weber, the CFD 2009 Family Trust FBO Deborah A. Dolan-Sweeney, the CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan, the CFD 2010 Grandchildren Trust FBO Descendants of Deborah A. Dolan-Sweeney, the CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber, the CFD 2010 Grandchildren Trust FBO Descendants of Patrick F. Dolan, the CFD 2010 Grandchildren Trust FBO Descendants of James L. Dolan and the Charles F. Dolan 2012 Descendants Trust

*
David M. Dolan

PAUL J. DOLAN, not individually but as a Trustee of the Charles F. Dolan Children Trust FBO Kathleen M. Dolan, the Charles F. Dolan Children Trust FBO James L. Dolan and the Kathleen M. Dolan 2012 Descendants Trust

*
Paul J. Dolan

MATTHEW J. DOLAN, not individually but as a Trustee of the Charles F. Dolan Children Trust FBO Marianne Dolan Weber and the Charles F. Dolan Children Trust FBO Thomas C. Dolan

*
Matthew J. Dolan

MARY S. DOLAN, not individually but as a Trustee of the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney, the Charles F. Dolan Children Trust FBO Patrick F. Dolan and the Kathleen M. Dolan 2012 Descendants Trust

*
Mary S. Dolan

BRIAN G. SWEENEY, not individually but as Trustee of the Deborah A. Dolan-Sweeney 2012 Descendants Trust

/s/ Brian G. Sweeney
Brian G. Sweeney

*By:	/s/ Brian G. Sweeney
Brian G. Sweeney
As Attorney-in-Fact